SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young to the incorporation by reference of these financial statements into the AES Corporation’s Form S-8 Registration Statement relating to the Plan (Registration No’s. 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibit 23. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. 1350, is attached hereto as Exhibit 99.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Employees’ Thrift Plan of Indianapolis
Power & Light Company
December 31, 2014 and 2013, and
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Employees’ Thrift Plan of Indianapolis Power & Light Company
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013, and Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

Employees’ Pension and Benefits Committee
Employees’ Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Employees’ Thrift Plan of Indianapolis Power & Light Company’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Indianapolis, Indiana
June 19, 2015

Employees' Thrift Plan of Indianapolis Power & Light Company

Statement of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments	$161,194,170	$161,975,005

Receivables:
Notes receivable from participants	3,326,341	3,076,561
Participant contriubutions	241,376	250,474
Employer contributions	112,133	114,346
Other	258,419	120,402
Total receivables	3,938,269	3,561,783

Total assets	165,132,439	165,536,788

Liabilities
Accrued administrative expenses	39,990	34,828

Net assets reflecting investments at fair value	165,092,449	165,501,960
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(293,267)	(181,115)
Net assets available for benefits	$164,799,182	$165,320,845

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions
Investment income:
Net appreciation in fair value of investments	$2,927,361
Interest and dividends	3,768,235
6,695,596

Interest income on notes receivable from participants	137,888

Contributions:
Participants	6,208,917
Rollovers	262,160
Employer	2,954,088
9,425,165

Total additions	16,258,649

Deductions
Benefit payments	16,575,480
Administrative expenses	204,832
Total deductions	16,780,312

Net decrease	(521,663)

Net assets available for benefits:
Beginning of year	165,320,845
End of year	$164,799,182

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

1. Description of the Plan
The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (IPL) is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.
General
The Plan is administered by the Employees’ Pension and Benefits Committee (the Pension Committee), which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment. The Plan’s trustee and record-keeper of the Plan’s assets is Fidelity Management Trust Company (Fidelity). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Employees have the option of contributing anywhere from 1% to 50% of base compensation, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. Employer-matching contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees; and 4% for other eligible employees and are invested in the same funds as the employee elects to have his/her contributions invested. Certain union employees are also eligible to receive an annual lump-sum company contribution at the discretion of the plan sponsor’s president. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).
Participant Accounts
Each participant’s account is credited with the participant’s contribution, IPL’s matching contribution, and any additional employer contributions as provided under the Plan. Allocations of the Plan’s earnings and losses are based on individual account balances relative to total account balances as of the valuation dates.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

1. Description of the Plan (continued)
Participant fund transfers are subject to certain restrictions as outlined in the summary plan description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.
Vesting
Employee before and after tax contributions are non-forfeitable and fully vested at all times. All eligible employees (including union and nonunion employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service related to employer contributions.
Forfeitures
Termination of employment before the five-year vesting requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer-matching contributions. Unallocated forfeiture balances as of December 31, 2014 and 2013, were $5,827 and $5,552, respectively, and forfeitures used to reduce employer contributions for 2014 were $4,435.
Payment of Benefits
Upon separation from service with IPL due to death, disability, retirement, or termination, a participant, or the participant’s beneficiary, may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option of maintaining the account until reaching the age of 70½ years; however, all distributions must be made in one lump-sum payment unless the participant has met his/her “required beginning date” allowing the participant to take annual installments of distributions. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his/her vested account balance in December of that respective year.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

1. Description of the Plan (continued)
Plan Assets
Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59½ withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the record-keeper except for certain loans and refunds of participant contributions, which require approval from the Benefits Department of IPL. The Payroll and Benefits Departments of IPL conduct day-to-day activities of the Plan at the designation of the Pension Committee.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by IPL are excluded from these financial statements. Accrued plan expenses of $39,990 and $34,828 were payable at December 31, 2014 and 2013, respectively. Most permitable plan expenses are paid by plan participants.
Participant Loans
Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The available loan amount is reduced by the highest outstanding loan balance during the one-year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years, except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are normally paid through payroll deductions. Plan participants have the ability to pay off their loans at any time directly with the Plan’s record-keeper. Participants who separate from service with a loan balance outstanding have the option to either pay off their loan or make monthly payment arrangements directly with the Plan’s record-keeper. Once participants have separated from service, they are prohibited from taking out any new loans. A participant may not have more than four loans outstanding at any point in time.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2015.
Use of Management Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect amounts reported in the

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

2. Summary of Significant Accounting Policies (continued)
financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
The Wells Fargo Stable Return Fund C (WF-C) invests all of its assets in the Well Fargo Stable Return Fund G (WF-G or the Fund). WF-C and WF-G are both stable value collective trusts. The Fund invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The Fund also invests in the Synthetic Stable Value Fund, which has the same investment objective as the Fund, and the Short Term Investment Fund G, which invests in highly liquid assets. The Fund uses these investments for daily liquidity needs. The Fund invests, in part, in fully benefit-responsive investment contracts. The Fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
New Accounting Pronouncement
In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

2. Summary of Significant Accounting Policies (continued)
(other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31are as follows:

	December 31,
	2014	2013
AES Corporation common stock, 1,179,882 and 1,263,342 shares in 2014 and 2013, respectively	$16,246,973	$18,331,091
American Washington Mutual Investment Fund, 371,285 and 373,851 shares in 2014 and 2013, respectively	15,207,820	14,744,694
Harbor Capital Appreciation Institutional Fund, 225,605 and 220,305 shares in 2014 and 2013, respectively	13,202,418	12,489,107
Wells Fargo Stable Value Fund C, 415,958 and 455,153 shares in 2014 and 2013, respectively (at contract value) *	20,947,651	22,639,295
Columbia Acorn TR Fund, 0 and 514,889 shares in 2014 and 2013, respectively	(a)	19,215,674
Loomis Sayles Small/Mid Cap, 852,438 and 0 shares in 2014 and 2013, respectively	17,449,399	(a)
PIMCO Total Return Fund, 1,806,129 and 1,662,816 shares in 2014 and 2013, respectively	19,253,325	17,775,486
Vanguard Institutional Index Fund, 107,273 and 106,832 shares in 2014 and 2013, respectively	20,239,113	18,084,456
Vanguard Intermediate TR Bond Index Fund, 435,731 and 413,645 shares in 2014 and 2013, respectively	11,747,297	10,870,595
American Euro Pacific Growth Mutual Fund, 307,236 and 314,420 shares in 2014 and 2013, respectively	14,467,740	15,416,022

(a)	Investment is less than 5%
* The fair value of the Plan’s investment in the Wells Fargo Stable Value Fund C was
$21,240,918 and $22,820,409 at December 31, 2014 and 2013, respectively

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

3. Investments (Continued)
During 2014, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$2,985,396
Common/collective trust	550,534
AES Corporation common stock	(608,569)
Net appreciation in fair value of investments	$2,927,361
Pending Trades Receivable
Pending trades receivable includes a receivable of approximately $258,419 and $120,402 at December 31, 2014 and 2013, respectively, primarily relating to unsettled trades of AES Corporation common stock. These receivables were collected in January 2015 and 2014, respectively.
4. Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

4. Fair Value Measurements (continued)

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation techniques and inputs used for major categories of assets measured at fair value by the Plan:
AES Corporation Common Stock: AES Corporation common stock is valued at the closing price reported on the active market on which AES Corporation stock is traded.
Mutual Funds: Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.
Common/Collective Trusts:
Well Fargo Stable Value Fund C:
The Fund is a stable value investment in a collective trust that is designed to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments that are not expected to experience significant price fluctuation in most economic or interest rate environments. The fair value of the Fund has been valued at the net asset value per unit as a practical expedient to measure fair value at year-end as reported by the issuer of the Fund. The fair value differs from the contract value. As previously discussed in Note 2, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

4. Fair Value Measurements (continued)
In accordance with the terms of the Trust, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset value of the fund. Units of the Fund are issued and redeemed at the current net asset value. Redemptions by participating plans occur at net asset value following the 12-month notice period.
Loomis Sayles Small/Mid Cap:
The Fund seeks total return and to outperform benchmark and to identify attractively valued, small- and mid-sized companies that have the potential for above-average capital appreciation. The Fund’s investments include stocks generally within the market cap range of the benchmark at initial purchase. The fund consists of a bottom-up construction based on intensive fundamental research and valuation analysis. Stock selection drives return. Security selection focuses on identifying specific catalysts that will drive stocks to achieve their intrinsic value. Overall exposure is monitored within a tight range of the benchmark sector weighting. The fund manages risk through careful monitoring of company fundamentals, residual risk, and factor attribution analysis. The fund helps reduce risk by following a sell discipline.
In accordance with the terms of the Trust, the net asset value of the Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset value of the fund. Units of the Fund are issued and redeemed at the current net asset value. There are currently no redemption restrictions on this investment.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There have been no changes from prior years in techniques and inputs used to determine fair value. Transfers between levels, if any, are recorded as of the date the transfer occurred. There were no transfers between Levels 1, 2 and 3 during 2014 or 2013, other than presenting the net asset value funds separately in accordance with ASU 2015-07.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

AES Corporation common stock	$16,246,973	$—	$—	$16,246,973
Mutual funds:
Fixed income	34,186,322	—	—	34,186,322
Money market	5,121,406	—	—	5,121,406
U.S. equities	52,284,330	—	—	52,284,330
International equities	14,664,822	—	—	14,664,822
	$122,503,853	$—	$—	$122,503,853
Investments measured at net asset value: Common/collective trust:
Stable value fund (a)				21,240,918
Small/mid cap U.S. equity (b)				17,449,399
Total assets at fair value				$161,194,170

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

AES Corporation common stock	$18,331,091	$—	$—	$18,331,091
Mutual funds:
Fixed income	31,244,706	—	—	31,244,706
Money market	5,631,257	—	—	5,631,257
U.S. equities	68,531,520	—	—	68,531,520
International equities	15,416,022	—	—	15,416,022
	$139,154,596	$—	$—	$139,154,596
Investments measured at net asset value: Common/collective trust:
Stable value fund (a)				22,820,409
Small/mid cap U.S. equity (b)				—
Total assets at fair value				$161,975,005

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

4. Fair Value Measurements (continued)

(a)
This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)
This category includes a common/collective trust fund that seeks total return and to outperform benchmark and to identify attractively valued small- and mid-sized companies that have the potential for above-average capital appreciation. There are currently no redemption restrictions on this investment.

5. Related Party Transactions
One of the Plan’s investment options is AES Corporation common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, all investment transactions involving AES Corporation common stock are party-in-interest transactions.
Fidelity Investments is the investment manager for the Fidelity Spartan Extended Market Index Fund, as well as the Fidelity Retirement Money Market Fund.
These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to the Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$164,799,182	$165,320,845
Add: Adjustment from fair value to contract value for fully benefit-responsive investments contracts	293,267	181,115
Net assets available for benefits per the Form 5500	$165,092,449	$165,501,960
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$16,258,649
Add: Adjustment from fair value to contract value for fully benefit-
responsive investment contracts at December 31, 2014	293,267
Less: Adjustment from fair value to contract value for fully benefit-
responsive investment contracts at December 31, 2013	(181,115)
Total additions per the Form 5500	$16,370,801
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2014

8. Tax Status
The Plan has received a determination letter from the IRS dated July 30, 2013, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Supplemental Schedule

Employees' Thrift Plan of Indianapolis Power & Light Company

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN 35-0413620 Plan #003

December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Investments:
Fidelity Retirement Money Market Fund*	4,927,598	**	$ 4,927,598
Fidelity Spartan Extended Market
Index Investment Fund*	41,476	**	2,288,668
American Washington Mutual Investment	371,285	**	15,207,820
Harbor Capital Appreciation Institutional	225,605	**	13,202,418
Self-Directed Brokerage Mutual Funds	270,810	**	1,901,942
Wells Fargo Stable Value Fund C
Common/Collective Trust	415,958	**	21,240,918
American EuroPacific Growth Fund	307,236	**	14,467,740
BlackRock Inflation Protected Bond Fund	286,076	**	3,020,959
Loomis Sayles Smid	852,438	**	17,449,399
PIMCO Total Return Fund	1,806,129	**	19,253,325
Vanguard Institutional Index Fund	107,273	**	20,239,113
Vanguard Intermediate TR Bond Index Fund	435,731	**	11,747,297
The AES Corporation common stock*	1,179,882	**	16,246,973
Total investments			$ 161,194,170
Loans to participants*	Varying maturity dates with interest rate ranging from 4.25% to 9.25%		3,326,341
			$ 164,520,511

* Party-in-interest.
** Participant-directed investment, cost not required.